Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

August 25, 2017

By EDGAR

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Wabash National Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 27, 2017 File No.: 001-10883

Dear Mr. Shenk:

On behalf of Wabash National Corporation (“Wabash National” or the “Company”), this letter is in response to your letter dated August 16, 2017 (the “Comment Letter”) to Mr. Jeffery L. Taylor, Senior Vice President and Chief Financial Officer of Wabash National, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2016. We have reviewed the comments of the staff with respect to the above-referenced filing. Enclosed herewith are the staff’s comments followed by responses on behalf of Wabash National.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

Comment:

1.           We note your discussion and analysis of cost of sales is limited to the context of gross profit which does not address your cost of sales directly. Please expand your disclosure to provide a separate discussion and analysis of cost of sales. Also include separate quantification and discussion of changes in significant components of cost of sales that caused the item to materially vary from the prior period. Refer to Item 303(a)(3) of Regulation S-K.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Shanghai FTZ Zagreb. Business Service Centers: Johannesburg Louisville. For more information see www.hoganlovells.com

Lyn Shenk Division of Corporation Finance	- 2 -	August 25, 2017

Response:

The Company confirms that in future Form 10-K and Form 10-Q filings it will expand its disclosure of cost of sales, consistent with the staff’s comments. Below, using the 2016 10-K periods, is an illustrative example of the disclosure the Company will include in future filings:

Cost of Sales

Cost of sales in 2016 was $1,519.9 million, a decrease of $204.1 million, or 11.8%, as compared to 2015.  Cost of sales is comprised of material costs, a variable expense, and other manufacturing costs, comprised of both fixed and variable expenses, including direct and indirect labor, overhead expenses and outbound freight.

Commercial Trailer Products segment cost of sales, prior to the elimination of intersegment sales, was $1,252.8 million in 2016, a decrease of $131.6 million, or 9.5%, compared to 2015. The decrease was primarily driven by a $131.2 reduction in material costs attributable to lower new trailer production volumes, as well as lower commodity costs and continued cost optimization through product design and sourcing.

Diversified Products segment cost of sales, prior to the elimination of intersegment sales, was $276.8 million in 2016, a decrease of $73.1 million, or 20.9%, compared to 2015.  The decrease was primarily driven by a $58.7 million reduction in material costs and a $14.4 million decrease in other manufacturing costs due primarily to decreased sales volumes resulting from weaker tank trailer demand, lower material costs and continued operational efficiencies as compared to the prior year.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2778 or Michael J. Silver at (212) 918-8235.

Sincerely,

/s/ William I. Intner

William I. Intner

Partner

william.intner@hoganlovells.com

D +1 410 659 2778

cc:	Jeffery L. Taylor, Chief Financial Officer, Wabash National Corporation Erin J. Roth, General Counsel, Wabash National Corporation Raymond T. Barrett, Ernst & Young LLP